EXHIBIT 99.1

Press Release

Satyam Q4 Revenue in dollars grows 41% year on year

Forecasts 28-30% Revenue Growth for 2004-05

Fortune Global 500 customers cross 100 mark

Hyderabad, April 22, 2004: Satyam Computer Services Ltd. (NYSE:SAY) posted 41% year-on-year growth, in US$ terms, for the quarter ended March 31, 2004. Revenues from software services for Q4 at Rs.725.70 crore (US$159.27 mn.) exceeded the company guidance of Rs.690 crore to Rs.700 crore.

The annual revenues for the fiscal year ended March 31, 2004, stood at Rs.2,541.55 crore (US$553.11 mn.) indicating a rise of 32% in US$ terms, over the previous year. The audited results of the company for the year and quarter ended March 31, 2004, were approved at a board meeting held here today.

Annual EPS at Rs.17.64 represents a growth of 20.66%.*

For fiscal 2005, the company gave a guidance of 28%-30% growth in income from software services, in US dollar terms and the same is expected to be between Rs.3,097 crore and Rs.3,146 crore. The EPS for the fiscal is expected to be between Rs.20.28 and Rs. 20.62. The revenue forecast for the quarter ending June 30, 2004, indicates a growth in the range of 4.5% to 5% and is expected to be between Rs.728 crore and Rs.732 crore. The EPS for the quarter is expected to be between Rs.4.76 and Rs.4.78.

Satyam added 30 customers during the quarter including 8 from the Fortune Global 500 list. The total customer additions during the year were 108, including 20 Fortune Global 500 Companies.

Commenting on the results, Satyam Chairman, B. Ramalinga Raju said: “Our focus on competency enhancement and relationship management has been a key factor in growing existing accounts as well as acquiring new customers. The current customer base, including 101 Fortune Global 500 customers, is indicative of the potential for our growth momentum. We shall continue to invest in sharpening our skills and processes for partnering with them in their journey towards business excellence.”

The company added 1685 associates (including 1145 freshers), which is the highest quarterly addition by the company in its history.

The Board of Directors have recommended a final dividend of 140% (Rs.2.80 per share). Including the interim dividend of 60%, the total dividend works out to 200% against 150% declared for the last year.

During the quarter, Satyam strengthened its automotive business outside the US with the addition of a leading Japanese auto manufacturer and by commencing work for the European operations of a US based OEM. Satyam was selected by a US Global Top 10 pharma company to optimize and automate their Laboratory Data Acquisition Systems. Satyam’s Business Intelligence & Data Warehousing Practice was entrusted with the entire data warehouse support for a US Telecom Equipment Major and has successfully migrated a legacy system to data warehouse for a major Telecom Service provider.

Financial Highlights:

•	Income from Software Services for Q4 in Rupee terms up 33.85% year on year, while net profit has increased by 21.64% yoy

•	Sequential growth of 8.75% (9.35% in US$ terms) in income from software services over the quarter ended December 31, 2003

•	New customer wins were 30, including 8 Fortune Global 500 companies

•	Income from software services for fiscal 2004 was Rs.2541.55 crore (US$553.11 million), an annual growth of 25.59% (32.32% in US$ terms)

Note: Total income, software income and net profit mentioned in the above statements are as per Indian GAAP.

* Profit and EPS of fiscal 2003 is before provision for diminution in value of investments/advances and debtors of Rs.152.46 crore.

About Satyam:

Satyam Computer Services Ltd. (NYSE: SAY), a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 13,000 highly skilled professionals in Satyam work onsite, offshore or offsite, to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam development centers in India, the USA, the UK, the UAE, Canada, Malaysia, Singapore, China, Japan and Australia serve over 300 global companies, of which 101 are Fortune Global 500 corporations. The Satyam marketing network spans 45 countries, across six continents.

For more information visit us at: www.satyam.com

For any clarifications, please contact:

Srinivas V Sr. Vice President & CFO Satyam Computer Services Ltd.	Sridhar Upadhya Deputy General Manager Corporate Communications Satyam Computer Services Ltd.

Phone: +91 40 2784 3222 Extn.4300 e-mail: srinivas_vadlamani@satyam.com	Phone: 040 5523 7850 Mobile: 98490 97948 Email: sridhar_upadhya@satyam.com

Safe Harbor:

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended December 31, 2003 furnished to the United States Securities Exchange Commission on February 13, 2004 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.